Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: March 22, 2022

The following is a transcript of a presentation by Paul Tran, CEO of Manscaped, and Kevin Datoo, President of Manscaped, introduced by Matthew Koranda, Managing Director, Senior Research Analyst at ROTH Capital Partners, LLC, at the 34th Annual ROTH Conference on March 14, 2022, at https://wsw.com/webcast/roth43/blts/1837012.

Matthew Koranda

We’re going to keep it going here with the new issuance track. Next up from Manscaped, we have the Founder and CEO, Paul Tran, as well as the President, Kevin Datoo, to present to you today. Take it away, Paul.

Paul Tran

All right. Thank you, Matt. We flip through some of these slides here. Get through all the boring stuff.

So, I’m Paul Tran. I’m the Founder and CEO of Manscaped; and Kevin Datoo; and also our President, Phillip Unthank. For the past couple years, we’ve been so fortunate to create and capture a white space in the men’s lifestyle market. We evolved and scaled so rapidly that it feels kind of like a blur, but I’m here to talk about the next chapter of our growth. And men are now much more conscientious of their own self-care than ever before. Manscaped is defining a whole new ritual, a whole new routine for men. And if you think about it, women led the way decades ago, and now men are following. It’s a huge market that we’ve created.

We call it “manscaping.” It’s becoming culturally accepted. In fact, if you are a Gen Z, it’s frankly required. Now, many people see our ads, our commercial and our brand, but not many know how fast we’ve grown or the scale that we’ve achieved in such a short amount of time. So today, we’re here to talk about how we grew from a $3 million run rate nearly three years ago to $300 million, with just $23 million of capital while amassing over a million active paying members and being profitable. So we scaled from 3 to nearly 300 million in 36 months, with $23 million of capital, while being profitable. So, it all started with a dream – to build the next multi-generational brand, one that speaks to a whole new generation. And to do that, we created and captured a whole new routine. So before Manscaped, there was white space. There was no brand that represented male self-care.

Today, when you think about the groin, there is only Manscaped. So very much like Q-Tip or ChapStick, Manscaped defines the category of manscaping. But how big is this market that we’ve created, right? We’ve deployed over 5 million of our Lawn Mower trimmers into the market in just the last three years. Now that might sound like a lot, but there are 43 million millennials in the U.S. There are 80 million men in our target demographics. So with 5 million trimmers deployed in hundreds of millions in revenue, that only represents 5% of the domestic opportunity. Now what’s staggering is the global opportunity. There are over 900 million income adjusted men in our target demographics worldwide. We can discount that however we’d like; the outcome is still a tremendous amount of growth still available.

Now what’s really exciting is that we’ve already proven that we can extend beyond the groin into a $70 billion male grooming market. We’re already generating significant revenue outside of the groin, from our hardware products like our Weed Whacker, our nose hair trimmer, to wet consumable products like our cleanser and our preserver. We’ve been able to create a brand that extends beyond hygiene and self-care into lifestyle that, it’s really funny because I don’t tell the story much, but we created one pair of Manscaped boxers for a content piece. And when we ran it, dudes out there wrote in asking where they can purchase Manscaped boxers. So far, we’ve deployed 2 million pairs of Manscaped boxers.

Now we’re not an apparel company, but we’re really proud that men are willing and eager to wear our brand on their bodies. To us, that signals that we’re truly a lifestyle business. And you know, you go out to get a haircut, us dudes in here, you go out to get a haircut by a professional, you’re not going to go out for someone to trim your nether regions for you. This is a personal care activity, and existing trimmers were never designed for this part of the body. So similar to a toothbrush, this isn’t a device that you’d share. This is a personal care device. Okay. So you see those 900 million men in our target demographics, they’re going to eventually need a dedicated groin trimmer. They’re not going to risk cutting themselves with any old trimmer. They’re going to use a Manscaped SkinSafe trimmer. And Manscaped owns the consumers’ trust and mindshare when it comes to safely trimming their family jewels.

So we have a firm belief here at Manscaped that as Millennials and Gen-Z males get older, manscaping becomes a socially required grooming habit. It’s becoming ingrained in the fabric of our society. Women led the way and now men are following. So we uncovered this white space and we obsess over creating the very best products for men. This is the Lawn Mower 4.0. This is the fourth iteration of a specifically engineered tool for groin grooming. It is a purposely built device to remove hair from loose skin. And you guys out there, when I say loose skin, you know what I’m talking about. It features our SkinSafe technology. It works in wet and dry environments. It’s cordless, it’s rechargeable and it has a detachable replacement blade.

Now this detachable replacement blade fuels our subscription program that drives repeat purchases. We call it our Peak Hygiene Plan. Our subscription program now has over a million active paying members. And we have this mechanism to deploy new products to our members without them having to incur additional costs. So when we launch our shampoo, a million men can get it in their box without incurring additional costs. When we launch our deodorant, a million men can get it without incurring additional costs. And there’s no other asset, no other company that has this captive million dudes that we can – that you can – deploy product to. And we think that’s a really strong competitive advantage.

And our passion and dedication is authentic and our customers can feel it. And this is how we’re able to achieve a net promoter score of 50. So when we serve our customers, they tell their friends. When you combine great marketing with customer satisfaction, you achieve really high brand awareness. And our marketing is truly resonating as our brand awareness proves it. We’ve grown our brand awareness to over 40% in such a short period of time. At this pace, imagine what’s next as we continue to expand internationally. And there are so many growth levers that we’ve already proven, but we’ve developed products that our customers have been begging for, and we’re getting ready to launch them. We’ve also laid the foundation in global infrastructure to satisfy international demand. The Manscaped brand now resonates in over 38 countries as we grow our brand presence to phenomenal heights.

So how do we do it? Well, our marketing machine is second to none. We deeply, deeply understand men and we maintain our marketing IP in-house. So from ideation to scripting, videography to post, ad buying to influencer management, we do it in-house. This is how we own our brand voice. We become this media powerhouse that’s deployed $100 million in media that genuinely understands men, in this next generation of men. You know, to be able to achieve this amazing marketing efficiency, you know, our reach is so broad because we see success in all these channels, from motocross to cornhole, MLB to kickboxing, we have a presence in these channels because we’re able to be successful in them.

We are the official sponsors of the San Francisco 49ers. We’re the official sponsors of the UFC. We had a car in NASCAR. We took over every single billboard at Penn Station in New York City. This was an incredibly fun and profitable campaign. And this is the Manscaped’s marketing machine at its finest. I remember reading a comment on one of our Instagram posts that said, “Manscaped is the only brand that could sponsor both drag queens and the UFC.” And we’re incredibly proud of that, because it speaks to the diversity and mass market appeal of not only our products, but also our brand, but there’s so much more to come. We – this partnership with Bright Lights – is going to bring a whole new world of celebrity marketing endorsement for us, and that’s why it’s such a perfect fit.

We also believe that social responsibility goes hand in hand with financial success –you know, where role models saw a whole new generation of men and we take this responsibility very seriously. This is why we partnered with the Testicular Cancer Society. And in one of our campaigns, we put two golf balls into a blue balloon and taught men how to check themselves for testicular cancer. So Manscaped helps save balls from cuts and nicks, and through our close partnership with the Testicular Cancer Society, we help save lives.

But next up, let me invite Kevin Datoo, our President, to talk about the quantitative side of our success.

Kevin Datoo

Okay, thanks. Hi, everybody. So I’m going to now just take you through the core elements of what makes the business work and starting with our products. So here, our product that Paul already mentioned, is the Lawn Mower 4.0 – retails for $85. Next, we created a suite of additional products that collectively comprised the routine for groin care, now, how you treat that space on a daily, weekly, monthly basis. And that’s what we introduce our customers to. And then already we have a handful of products outside the groin. Things like our ear and nose hair trimmer, our body wash, shampoo and cologne.

Our strategy is different from how other people come to market. As you can see, there’s a mix there of apparel, wet goods, hard goods. Most traditional players are either hard good makers or soft good makers. And it’s important to know we don’t think that way. What we’re thinking about is what do we need to do to solve for the routines and problems of our men and then we create a whole suite of products to cover them day to day.

Central to our philosophy is to take the awareness and consideration that this marketing machine creates and convert it in whatever channel the customers are sitting in. So, today, in the U.S., our business is 60% direct-to-consumer, 25% marketplaces – things like Amazon – and 15% retail. And so now what we’ll do is we’ll talk about each of these channels a little more deeply.

Our D2C business is anchored by Manscaped.com, our website. From 2018 through 2021, we’ve signed up 3 million customers in the U.S. The site is very clean and clear. It explains the products. We’ve got the reasons you need them, gets you in and out very quickly. We’ve got a 4% conversion rate, which we think is excellent.

So who’s coming to our site? The conventional wisdom would say that manscaping is a young man’s game. And for sure, we do really well with millennials. However, 65% of the customer base is over the age of 35, which signals that the self-care trend is resonating with all age cohorts and importantly, ones with higher disposable incomes. So we’ll often get asked, how big is this movement to self-care? Meaning, is it a fad with a narrow, fickle, young customer base, or is it something more broad-based? And we look at our customer roles and say, it’s pretty broad-based. And we’re able to attract people at all ends of the spectrum, which we think is exciting.

Most of the customers come to the site thinking about the Lawn Mower, this hero device, but 66% of them check out with what we call a Starter Set. So what’s a Starter Set? Our most popular one is called the Perfect Package. You get the device, two wet products. You can pick from six different sizes of boxers. It comes with a travel bag. It comes with magic mats, which are pieces of paper that you can put on the ground and make clean up a little bit easier. The key of that is introducing everyone to this full routine on day one. It’s a high AOV product and it also engages people in this replenishment model, which we do through what we call our Peak Hygiene Plan. 70% of these customers sign up with the Peak Hygiene Plan. So what is the Peak Hygiene Plan?

Going back in time, when we started in 2019, it was a pretty rigid box. What you would get is a replacement head trim – for the trimmer and one wet product – and we would just pick from our inventory what we had inventory of and we would send that as a free gift. And we found that customers liked the service, they liked the surprise of the other products, they thought it was valuable, but for sure, they were asking for some choice. So in 2021, we expanded the plan. We made it so that as any customer, you can come in and pick any two products you want. We now have about 12 products that you can pick from. So we’ve introduced choice and selection. And what we’re finding is that at $15, for two products, $7.50 is the best price you can get anywhere on the market. And we’re finding it to be a very valuable way to touch base with customers and have them try things outside of maybe what they’ve seen before and explore kind of the breadth of our product suite. So if you’re bringing this all together with respect to how the D2C business is performing, we’re bringing in about in the U.S. about a million first-time customers each year through the website.

The AOV of this group has been growing quite nicely. It’s at 22% CAGR over the last two years. That’s as we’ve brought more expensive and valuable products and packages into the marketplace. Our repeat business is also growing. The average customer has 2.7 shipments in the first 12 months. And that’s what’s driving our D2C repeat revenue growing from 20% to 40% over the past couple years. And the great thing about that repeat revenue is two things.

One is dependable. We can look at the performance of prior cohorts, see how they behaved and plan operationally for what we expect to sell them. And then there’s no marketing cost that’s needed for these customers, because they’re already in our system. And that’s how we’re beginning to scale our operating profit leverage over time.

So talking about the other channels now, so marketplaces and Amazon. You know, in the U.S., 50% of customers start their product searches on Amazon, the other 50% are starting on Google. And so finding a way to work within a marketplace is really key to driving the business forward and we’ve done that by creating a very on-brand experience. So you go to our Manscaped page within Amazon – it has the same look and feel as our website. And then of course you have to succeed with product listings. We have over 70,000 ratings for our Lawn Mower trimmer device. That gives everyone the confidence that the products are good and it’s validated by the rest of the crowd. Amazon has been growing nicely. It’s about 25% of our sales in 2021.

And then last but not least, retail. So beginning in 2020, we started growing our U.S. retail presence with a select set of retailers. We’re now live in 3,500 doors. Our largest presence is in Target. We’ve also launched in the Best Buy, Macy’s and two other military exchanges. What we do in this channel, where possible, is we create channel separation by putting different kits in those channels that are designed and priced for the shopper in that channel.

So in Target, you’ll find the Essentials Kit, which is the device and wet product, very different from what you’d find on D2C, which is the Perfect Package. And that allows us to make sure that we’re reducing channel conflict, setting the right price points and ensuring that our margins are protected wherever we sell. A year ago, we had two products facing in Target. Today, that picture on the left, the top shelf, is taken from a store. You can see how we’ve expanded across the aisle in a really brand, brand-friendly way.

Target and all retailers measure their sales on a linear – sales per linear inch – basis. So the fact that they’re expanding with us proves it’s working for them and it’s working for us as well. The picture on the right is an example of our Father’s Day end cap. Again, you can see how the brand and the essence of our brand, we’re able to show not just on our website, but also in Amazon and also in retail.

And now, Paul, I’ll turn it back to you to talk about the growth.

Paul Tran

All right. Thank you, Kevin. So as Kevin mentioned, there are signals. All our signals are trending in the right direction. Media, as a percentage of revenue, is decreasing while repeat customers are increasing. Now, these are the exact KPIs that we’re looking for as we continue to grow and expand EBITDA. So with $100 million in annual marketing, that might sound like a lot, but when you look at it as a percentage of revenue, it’s steadily decreasing year-over-year, while repeat customers have increased to 40%, meaning 40% of our U.S. D2C revenue is coming from repeat customers. So what’s next? We clearly see that that male self-care is an expanding business.

Those 900 million men, they’re not going to use scissors; they’re going to use the right tools for the job. And so Manscaped is the leader in the space because we created the category. And we created the most dedicated growing trimmer for men, and we’re going to continue to deliver to them. The next one, the next growth lever, is of course, expanding beyond the groin. So in the future, you’re not even going to remember Manscaped started out in the groin. You just know that Manscaped is the leading brand in men’s self-care and we’ve already derisked this whole thing and proven that our customers are willing to purchase Manscaped products outside of the groin.

We now have a million members in our Peak Hygiene Plan. We’ve launched our deodorant product. A million people can get it. We’ve launched our two-in-one soap, a two-in-one shampoo and conditioner, a body wash, deodorant and even lip balm. And every time we do it, every time we launch a product, we’re very deliberate in how we create it.

So a simple product as a lip balm. Guys get chapped lips too, but we don’t want shiny lips, but everything on the market is shiny. So Manscaped created the first-of-its-kind lip balm, that when you apply it, it’s matte, it looks normal. You don’t have shiny lips; nothing, it’s not you going into the clubs. So we’re very deliberate as we create our products. So when we launched our – in addition to that, when we launched our Weed Whacker, which is a nose hair trimmer, we saw a stair step in revenue growth. And you already know that we sold over 5 million of our Lawn Mower, which is our groin product, but we’ve also sold over a million of our Weed Whacker products.

And as we continue to launch hardware products, we’re going to unlock additional stair stepsin growth. But in addition to that, our formulated goods drive long-term lifetime value. So once you’ve used our body wash, our shampoo, you’ll be addicted because we don’t – we’re not racing down to zero – because if you look at our competitors on the market, everyone is trying to formulate the cheapest product possible, especially for men.

In women, I mean, you have shampoo for women at like $50. Like nobody, like there’s no shampoo for men that’s $50. We’re not going to be there, but we’re premium. We’re going be at the $12.99 range, so that we can create high quality products and maintain our margin. And we believe that men are ready and willing to spend a little more on a higher quality product. And of course, there’s international, right? We’re building a global, multi-generational brand. And while international is only a year old, the signals are very exciting.

The numbers for international mimic the U.S., so international is just a few years behind the U.S., and as we’ve expanded into 38 countries, we’re starting to get into retail in those countries and really establish our footprint in those countries.

And with that, you know, we’re really just getting started. And thank you for your time and attention today. We really appreciate it.

Q&A

Question

So world-wide, which country has the hairiest men?

Answer (Paul Tran)

Well, Kevin is Indian and you know, I’m Asian. So I don’t know.

Question

[Inaudible]

Answer (Paul Tran)

That’s a great question. We actually advertise predominantly to men, but in the fourth quarter, we opened it to women. So we actually see around 30% of our cohort of our customers are actually women buying it for their men. Go ahead, Matt.

Question

[Inaudible]

Answer (Paul Tran)

So we haven’t announced our product roadmap or product launch. So I can’t talk about specific product launch that attributes to the growth. But what I can say is, if you can imagine whatever Braun or Phillips has, eventually, we will get there, because if you look at once again, Braun, because there’s, right now in the hardware space there’s predominantly four main players. There’s Braun and Phillips, Wahl and Remington. We discount Wahl and Remington because we’re already larger than them – there’s a short lifespan that we’re, of ours – we’re already larger than them. So it’s really only Phillips and Braun left that we’re tackling.

The difference between us and them is, once again, we’re premium. We actually are more premium than Braun and Phillips. We sell at a 30% or 40% premium because of the brand that we’ve established. Secondly to that, we have a trailing lifetime value. If Braun released a shampoo, nobody would care, right? If Axe released a trimmer, nobody would care. But because we started out thinking about routines and coming out with both a solution that includes hardware and soft goods, that’s very natural for our customers to think of us as being in both spaces. So as we – as once again, as we continue to release hardware products – stair step growth, but the soft consumables goods will drive long-term lifetime value.

Question

[Inaudible]

Answer (Paul Tran)

Well, it is a tough market where the SPAC deal is set to close probably late to early June – late May, early June. Minimum cash conditions are – I’d have to look that up if there’s minimum cash conditions – but we raised a $75 million PIPE to possibly cover any redemptions.

Question

[Inaudible]

Answer (Paul Tran)

No. We think about it very deliberately. So, yes – but we have a team of hardware engineers and we have a team of R&D research chemists. And then we also work with our third-party manufacturers to compound the right product. So on the hardware side, if you look at our products, they’re very intentionally designed. It’s very sexy. It’s not just a traditional trimmer that you see – even our nose hair trimmer, it’s designed very deliberately and it’s beautiful.

We feel like there’s an art to creating these products and that’s been neglected all these years. You kind of look at it – a Braun shaver as just a utility device. It’s nothing; it’s not a sculpted piece of art. And the way that we look at our products is, it should be a sculpted piece of art in addition to the utility. So we do have a team of R&D research chemists and also industrial designers that focuses on and our partners focus on the cutting element just to make sure that we have the absolute best and safest cut.

Paul Tran

I think we’re at time. Thank you, everybody.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. (“BLTS”) and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was filed with the SEC on January 10, 2022, as amended on February 14, 2022, which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement filed by BLTS and ParentCo on January 10, 2022, as amended on February 14, 2022. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped’s financial condition and results of operations. Manscaped’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Annual Reports on Form 10-K, BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.